Mail Stop 3561

November 4, 2008

Mr. Timothy Carnahan
Chief Executive Officer and President
CYIOS Corporation
1300 Pennsylvania Avenue, Suite 700
Washington, D.C. 20004

> **Re: CYIOS Corporation**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2008**
> **Filed May 14, 2008**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
> **Filed August 14, 2008**
> **File No. 0-27243**

Dear Mr. Carnahan:

We have reviewed your response to our comment letter dated August 7, 2008 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Financial Statements, page F-1

1. We reviewed your responses to comments one, two, three, four and five in our letter dated August 7, 2008.   Although you state in your responses that you have made the requested revisions, we are unable to locate the revisions in the proposed Form 10-KSB/A for the fiscal year ended December 31, 2007. We note that you made the change requested in comment two in the proposed Form 10-Q/A for the quarter ended March 31, 2008. Accordingly, we reissue these comments.

Note A – Summary of Significant Accounting Policies, page F-8

2. We reviewed the proposed revisions to your revenue recognition policies set forth
    in your response to comment six in our letter dated August 7, 2008. In your
    proposed disclosure you state that you enter into governmental contracts which
    are generally long-term for a fixed-price per contract and that under your
    contracts you are paid to provide only a particular service for a stated time period.
    You also state that you bill on a monthly basis for the labor hours worked at the
    agreed upon price per hour and recognize revenue on those actual hours that have
    been billed to the customer. Please tell us your basis in GAAP for recognizing
    revenue based on actual hours billed to the customer on long-term, fixed price
    contracts. If these contracts are not typical long-term, fixed price contracts which
    provide for services to be performed over a stated time period for an aggregate
    fixed price over the contract term, then please disclose the specific terms of these
    contracts. Refer to SOP 81-1, paragraph .06.

Note H – Stock Options and Warrants, page F-16

3. We reviewed the proposed revisions to your stock based compensation
    disclosures made in response to comment eight in our letter dated August 7, 2008.
    Please further revise your proposed disclosure to provide the following:

    - Provide a description of the vesting periods and any other substantive
      conditions (including those relating to vesting),
    - For the most recent year for which an income statement is provided,
      disclose the number and weighted-average exercise prices for options
      outstanding at the beginning and end of the year along with the
      number and weighted-average exercise prices for those exercisable at
      the beginning and end of the year,
    - For each year for which an income statement is provided, disclose the
      weighted-average grant-date fair value of equity options or other
      equity instruments granted during the year and the total intrinsic value
      of options exercised during the year and options or shares vested
      during the year,
    - For fully vested share options (and shares) and share options (and
      shares) expected to vest at the date of the latest statement of financial
      position, disclose the aggregate intrinsic value,
    - For each year for which an income statement is presented, provide a
      description of the method used during the year to estimate the fair
      value of awards under share-based payment arrangements and provide
      a description of the significant assumptions used during the year to
      estimate the fair value of share-based compensation awards, including
      the expected term, expected volatility, expected dividends, risk free

> rate(s) and the discount for post-vesting restrictions and the method of estimating it, and,

- • If not separately disclosed elsewhere, the amount of cash received from the exercise of share options and similar instruments granted under share-based payment arrangements and the tax benefit realized from stock options exercised during the annual period.

Please refer to paragraph A240 of SFAS 123(R).

Note O – Liabilities of Discontinued Operations, page F-20

4. We reviewed your response to comment 10 in our letter dated August 7, 2008. You state that you wrote off $185,173 of the accounts payable balance related to WorldTeq Corporation and plan to write off the remaining balance of $256,497 during 2008 because these debts exceed the statute of limitations in Delaware for the collection of outstanding debts, have actually been satisfied by other subsidiaries or were recorded based on estimates of expense for services which were never provided. Please provide the following additional information:

- • Tell us in detail how your accounting for these items is in accordance with GAAP or tell us how you plan to revise your accounting. Refer to paragraph 16 of SFAS 140 in explaining why the statute of limitations in Delaware is relevant to your determination that you have settled or otherwise discharged this debt. In this regard, explain to us why the statute of limitations in Delaware is the appropriate statute for determination of the enforceability of debts recorded at the time of the merger. While we recognize WorldTeq was incorporated in Delaware, tell us what consideration you gave to applying the statute of limitations under the laws of the state(s) where the contracts were written and the related work was performed.
- • For liabilities recorded in connection with the WorldTeq merger that had been previously satisfied by other subsidiaries or were based on estimates of expenses for services that were never rendered, explain to us why you did not revise your historical financial statements to correct the errors and eliminate the liabilities. In this regard, clarify for us how you accounted for the WorldTeq merger. To the extent you accounted for the merger using the purchase method, it appears the liabilities should not have been recorded in the original purchase price allocation and the correction of the errors would result in the elimination of the liabilities with a corresponding reduction in goodwill, other intangible assets or other non-monetary assets, as appropriate.
- • Your response says you determined that amounts under $1,000 were immaterial, exceeded the statute of limitations for Delaware and could

be written off as of December 31, 2007. We note that the total amount written off during 2007, $185,173, represented over 71% of net income for that year. Please tell us the aggregate amount of liabilities under $1,000 that were written off as of December 31, 2007.

- Notwithstanding the preceding, for liabilities remaining at December 31, 2007, please explain why you believe writing off the remaining balance over a 12 month period until the liability balance is $0 is appropriate. Specifically tell us what consideration you gave to writing off these amounts as the statute of limitations is reached for each individual contractual obligation.

Item 8A(T). Controls and Procedures, page 17

Management's Report on Internal Control Over Financial Reporting, page 17

5. We reviewed your response to comment 11 in our letter dated August 7, 2008 and the proposed revisions to your disclosure. Please address the following additional items:

- Revise your description of the design of disclosure controls and procedures to include the full definition as outlined in Exchange Act Rule 13a-15(e) rather than the summarized definition you include now. In this regard, please revise to state whether disclosure controls and procedures are designed to "ensure that information required to be disclosed in reports filed under the Securities Exchange of 1934 ("Exchange Act") is recorded, processed, summarized and reported, within the specified time periods" and to "ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure."

- Revise your disclosure to include Management's Report on Internal Control Over Financial Reporting in its entirety, including a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting and a statement that your annual report does not include an attestation report of your registered public accounting firm regarding internal control over financial reporting pursuant to temporary rules of the Securities and Exchange Commission that permit you to provide only management's report in this annual report. Refer to Item 308T of Regulation S-B.

- Revise paragraph 4(c) of your certifications to include language exactly as set forth in paragraph 4(c) of Item 601(b)(31) of Regulation S-B.

- Revise the date of your certifications to correspond to the date of the amendment.

Form 10-QSB for Fiscal Quarter Ended March 31, 2008

6. Please comply with the above comments in your amended Form 10-Q for the fiscal quarter ended March 31, 2008 to the extent applicable.

Item 4. Controls and Procedures, page 18

7. We reviewed your response to comment 17 in our letter dated August 7, 2008 and the proposed revisions to your disclosure. While you state that you included the revised conclusions of your principal executive officer and principal financial officer regarding the effectiveness of your disclosure controls and procedures in your proposed Form 10-Q/A, the revised disclosure only includes the evaluation and conclusion of your CEO. Please revise to also provide the conclusion of your principal financial officer on the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, or March 31, 2008. Even if one person performs the functions of both the principal executive officer and principal financial officer, you are required to list both in your disclosure and conclusion.

   In addition, your conclusion indicates only that your "disclosure controls and procedures are effective at that reasonable assurance level to ensure that material information relating to the Company is made known to management, including the CEO, particularly during the period when [your] periodic reports are being prepared." Please either revise your conclusion to say that your CEO and CFO have concluded that your disclosure controls and procedures are effective at the reasonable assurance level to ensure that information required to be disclosed in your reports is recorded, processed, summarized and reported within the time period specified in the Commission's rules and forms and that such information is accumulated and communicated to your CEO and CFO within the time periods specified in the Commission's rules and forms or to simply say that your CEO and CFO have concluded that your disclosure controls and procedures are effective at the reasonable assurance level.

   Similarly revise Form 10-Q for the fiscal quarter ended June 30, 2008.

Signatures, page 28

8. We reviewed your response to comment 19 in our letter dated August 7, 2008. Although you indicate that you revised the signature page in the proposed Form 10-Q/A in response to our comment, Mr. Carnahan is still only signing the report in his capacity as your principal executive officer. The report should also be

signed on your behalf by your principal financial officer and principal accounting officer. Please revise. Refer to general instruction G to Form 10-Q. Any person who occupies more than one of the positions specified in general instruction G should indicate each capacity in which he signs the report. The certification filed in accordance with Item 601(b)(31) of Regulation S-K should also be signed by your chief executive officer in his capacity as chief financial officer since he serves in both capacities. Please revise. Similarly revise Form 10-Q for the fiscal quarter ended June 30, 2008.

Exhibit 31.1, Certifications

9. We reviewed your response to comment 20 in our letter dated August 7, 2008. Although you say in your response that you revised the certification to include the introductory language in paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K, we are unable to locate the revised language in the certification provided in the proposed Form 10-Q/A. Accordingly, we reissue our previous comment.   Similarly revise your certifications provided in Form 10-Q for the fiscal quarter ended June 30, 2008.

Form 10-Q for Fiscal Quarter Ended June 30, 2008

10. Please comply with the above comments in your amended Form 10-Q for the fiscal quarter ended June 30, 2008 to the extent applicable.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sondra Snyder at (202) 551-3332, or in her absence, Sarah Goldberg at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William H. Thompson
Branch Chief